

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>Via E-mail</u>
Jason F. Griffith
Chief Executive Officer
Amerigo Energy, Inc.
2580 Anthem Village Drive
Henderson, NV 89052

> **Re:     Amerigo Energy, Inc.**
> **Current Report on Form 8-K**
> **Filed February 27, 2013**
> **Response dated May 7, 2013**
> **File No. 0-09047**

Dear Mr. Griffith:

We have completed our review of your filings as of June 24, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief